Filed pursuant to Rule 433
under the Securities Act of 1933
Registration Statement No. 333-130929
Issuer Free Writing Prospectus,
dated December 10, 2007
     WaMu to Raise $2.5 Billion in Additional Capital, Reduce Dividend,
Resize Home Loans Business and Cut Expenses to Fortify Capital Base
•	Expects Net Loss for Fourth Quarter 2007 With Non-cash Writedown of Home Loans Segment Goodwill

•	Non-cash Writedown Will Not Affect Key Capital Ratios or Liquidity
Company Release – 12/10/2007
Seattle — Washington Mutual, Inc. (NYSE:WM) announced today a series of actions designed to address the unprecedented challenges in the mortgage and credit markets by strengthening the company’s capital and liquidity and accelerating the alignment of its Home Loans business with its retail banking operations.
These actions include:
•	A capital offering of convertible preferred stock with aggregate proceeds of approximately $2.5 billion;

•	A major reduction in company-wide noninterest expense of approximately $500 million for 2008 as a result of a substantial resizing of its Home Loans business and reduced corporate support expense; and

•	A significant change in the strategic focus of its Home Loans business in response to a changed market.
In addition, the company said its Board of Directors intends to reduce the quarterly dividend rate to $0.15 per share from its most recent quarterly dividend rate of $0.56 per share.
“A substantial infusion of new capital, significant expense reductions, the major change in our home loans business, and our planned dividend reduction all combine to further fortify WaMu’s strong capital and liquidity position,” said WaMu Chairman and Chief Executive Officer Kerry Killinger. “These actions will also better position us to pursue various initiatives, particularly in our leading retail banking business — which is at the core of our business strategy.”

The company will generate approximately $3.7 billion of tangible equity as a result of the proposed capital issuance and the intended reduction in the common dividend in 2008.
The company believes these actions, together with a significant reduction in noninterest expense, should ensure that it has the financial strength to address difficult conditions in the credit and housing markets in 2008.
Resizing Home Loans Business to Adapt to Changed Conditions
WaMu remains committed to providing mortgage products to its customers. However, the mortgage market is undergoing a fundamental shift due to credit dislocation and a prolonged period of reduced capital markets liquidity. As a result, WaMu expects national mortgage originations to shrink to $1.5 trillion in 2008, down about 40 percent from an estimated $2.4 trillion this year.
To reflect the changes in this market, WaMu will substantially adjust and resize its Home Loans business and also reduce corporate support expense.
WaMu will:
•	Discontinue all remaining lending through its subprime mortgage channel;

•	Close approximately 190 of 336 home loan centers and sales offices;

•	Close nine Home Loans processing and call centers;

•	Eliminate approximately 2,600 Home Loans positions, or about 22 percent of its Home Loans staff;

•	Eliminate approximately 550 corporate and other support positions; and

•	Close WaMu Capital Corp., its institutional broker-dealer business, as well as its mortgage banker finance warehouse lending operation.

These expense reduction steps will result in approximately $140 million in additional expenses in the fourth quarter. WaMu is targeting company-wide noninterest expense at or below $8.0 billion for 2008.
The resizing of its Home Loans business will be accompanied by an acceleration in WaMu’s previously announced strategy to expand its focus on mortgage lending directly to customers through its retail banking stores and other retail distribution channels. It will also add bank loan consultants to support its profitable retail store network.
Non-cash Charge to Write Down Goodwill
As a result of the fundamental shift in the mortgage market and the actions the company is taking to resize its Home Loans business, WaMu will incur a fourth quarter after-tax charge of approximately $1.6 billion for the writedown of all the goodwill associated with the Home Loans business. This non-cash charge will result in a net loss for the fourth quarter of 2007, but will not affect the company’s tangible or regulatory capital or liquidity.
Increasing Loan Loss Provision Ahead of Charge-Offs
Continued deterioration in the mortgage markets and declining housing prices have led to increasing fourth quarter charge-offs and delinquencies in the company’s loan portfolio. As a result, the company now expects its fourth quarter provision for loan losses to be between $1.5 and $1.6 billion, approximately twice the level of expected fourth quarter net charge-offs.
The company currently expects its first quarter 2008 provision for loan losses to be in the range of $1.8 to $2.0 billion, reflecting an increase in provision well ahead of charge-offs, which are also expected to increase significantly during the quarter. The first quarter range reflects the company’s current view that prevailing adverse conditions in the credit and housing markets will persist through 2008.

While difficult to predict, the company also currently expects quarterly loan loss provisions through the end of 2008 to remain elevated, generally consistent with its expectation for the first quarter of 2008. The company noted that there may be some additional variation depending on the level of credit card securitization activity during any quarter.
Capital Offering
As described above, the company has also commenced a capital offering of an aggregate of $2.5 billion in a new series of convertible preferred stock. Lehman Brothers, Morgan Stanley & Co., Credit Suisse Securities (USA) and Goldman, Sachs & Co. are serving as joint book-running managers of the offering.
A copy of the final prospectus relating to the offering may be obtained by contacting:
Lehman Brothers Inc., c/o Broadridge, Integrated Distribution Services, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 1-888-603-5847 fax: 631-254-7140, or email: qiana.smith@broadridge.com.
Or,
Morgan Stanley & Co. Incorporated, Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, telephone: 1-866-718-1649 or email: prospectus@morganstanley.com.
Or,
Credit Suisse Prospectus Department, One Madison Avenue, New York, NY 10010, telephone: 1-800-221-1037.
Or,
Goldman, Sachs & Co., Attn: Prospectus Department, 85 Broad Street, New York, NY 10004, telephone: 1-866-471-2526 or email: prospectus-ny@ny.email.gs.com.
This announcement is neither an offer to sell nor a solicitation of offers to buy any of these securities in any jurisdiction in which such an offer or solicitation is not authorized.

Filing of 8-K
The company has filed a Form 8-K with the SEC today containing additional details about the actions described above. To access these filings, please visit http://investors.wamu.com/irweblinkx/docs.aspx?iid=102028.
About WaMu
WaMu, through its subsidiaries, is one of the nation’s leading consumer and small business banks. At Sept. 30, 2007, WaMu and its subsidiaries had assets of $330.1 billion. The company has a history dating back to 1889 and its subsidiary banks currently operate approximately 2,700 consumer and small business banking stores throughout the nation. WaMu’s press releases are available at http://newsroom.wamu.com.
Cautionary Statements
This document contains forward-looking statements, which are not historical facts and pertain to future operating results. These forward-looking statements are within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this document that are not historical facts. When used in this presentation, the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning, or future or conditional verbs, such as “will,” “would,” “should,” “could,” or “may” are generally intended to identify forward-looking statements. These forward-looking statements are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the results discussed in these forward-looking statements for the reasons, among others, discussed under the heading “Factors That May Affect Future Results” in Washington Mutual’s 2006 Annual Report on Form 10-K and “Cautionary Statements” in our Forms 10-

Q for the quarters ended March 31, 2007, June 30, 2007, and September 30, 2007, which include:
•	Volatile interest rates and their impact on the mortgage

•	banking business;

•	Credit risk;

•	Operational risk;

•	Risks related to credit card operations;

•	Changes in the regulation of financial services companies, housing government-sponsored enterprises and credit card lenders;

•	Competition from banking and nonbanking companies;

•	General business, economic and market conditions;

•	Reputational risk;

•	Liquidity risk; and

•	Valuation risk.
There are other factors not described in our 2006 Form 10-K and Forms 10-Q for the quarters ended March 31, 2007, June 30, 2007, and September 30, 2007, which are beyond the Company’s ability to anticipate or control that could cause results to differ.
The company has filed a registration statement (including a prospectus) with the SEC for the offering of the convertible preferred stock to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the company has filed with the SEC for more complete information about the company and the offering of convertible preferred stock. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Lehman Brothers Inc. toll free at 1-888-603-5847, Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649, Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037 or Goldman, Sachs & Co. toll free at 1-866-471-2526.
CONTACT: Washington Mutual, Inc.
Media Contact
Libby Hutchinson, 206-500-2770
libby.hutchinson@wamu.net
or
Investor Contact
Alan Magleby, 212-702-6955
alan.magleby@wamu.net
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